Filed by Baltic Trading Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Baltic Trading Limited

Form S-4 File No.: 333-203822

JOINT PRESS RELEASE

GENCO SHIPPING & TRADING LIMITED AND BALTIC TRADING LIMITED

ANNOUNCE SHAREHOLDER MEETINGS TO APPROVE BUSINESS COMBINATION

New York — June 15, 2015 — Genco Shipping & Trading Limited (“Genco”) (OTCBB: GSKNF) and its subsidiary Baltic Trading Limited (NYSE: BALT) (“Baltic Trading”) today jointly announced that the Registration Statement on Form S-4 filed by Genco relating to the proposed stock-for-stock business combination between Genco and Baltic Trading has been declared effective by the Securities and Exchange Commission (the “SEC”).   Annual meetings of the shareholders of the two companies, at which votes will be held on the proposed combination, are scheduled for July 17, 2015.

Shareholders may obtain a free copy of the joint proxy statement/prospectus related to the proposed combination and other related documents filed by Genco and Baltic Trading with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus may also be obtained for free by accessing Genco’s website at www.gencoshipping.com or by accessing Baltic Trading’s website at www.baltictrading.com.

Baltic Trading’s annual meeting of shareholders is scheduled for 9:30 a.m. (Eastern time) on July 17, 2015 at the offices of Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the Americas, New York, New York.

Genco’s annual meeting of shareholders is scheduled for 10:15 a.m. (Eastern time) on July 17, 2015 at the offices of Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the Americas, New York, New York.

Each company’s shareholders of record as of the close of business on June 8, 2015 will be mailed the definitive proxy materials in connection with the proposed transaction and will be entitled to vote at their company’s annual meeting of shareholders.

The combined company expects to further extend its leadership position in drybulk shipping and own a combined fleet of 70 drybulk vessels with an average age of 8.8 years and an aggregate carrying capacity of approximately 5,159,000 dwt, consisting of 13 Capesize, eight Panamax, 21 Supramax, four Ultramax, six Handymax and 18 Handysize vessels, after the expected delivery of two Ultramax newbuildings previously contracted by Baltic Trading.

The Boards of Directors of both Genco and Baltic Trading established independent special committees to review the transaction and negotiate the terms on behalf of their respective companies.  Both independent special committees unanimously approved the transaction.  The Boards of Directors of both companies approved the merger by unanimous vote of directors present and voting, with Peter C. Georgiopoulos, Chairman of the Board of each company, recused for the vote.

Houlihan Lokey Capital, Inc. acted as financial advisor to Genco and Genco’s independent special committee, and Milbank, Tweed, Hadley & McCloy LLP acted as legal advisor to Genco’s independent special committee. Blackstone Advisory Partners L.P. and Peter J. Solomon Company served as financial advisors and Kaye Scholer LLP served as legal advisor to Baltic Trading’s independent special committee.  Evercore Partners Inc. is serving as an advisor to Baltic Trading.  Kramer Levin Naftalis & Frankel LLP serves as regular corporate counsel to Genco and Baltic Trading.

About Genco Shipping & Trading Limited

Genco Shipping & Trading Limited transports iron ore, coal, grain, steel products and other drybulk cargoes along worldwide shipping routes. Excluding Baltic Trading Limited’s fleet, Genco owns a fleet of 55 drybulk vessels, consisting of eleven Capesize, eight Panamax, 17 Supramax, six Handymax and 13 Handysize vessels, with an aggregate carrying capacity of approximately 4,168,000 dwt.

About Baltic Trading Limited

Baltic Trading Limited is a drybulk company focused on the spot charter market. Baltic Trading transports iron ore, coal, grain, steel products and other drybulk cargoes along global shipping routes. Baltic Trading Limited’s current fleet consists of four Capesize, two Ultramax, four Supramax, and five Handysize vessels with an aggregate capacity of approximately 863,000 dwt. After the expected delivery of the remaining two Ultramax newbuildings that Baltic Trading has agreed to acquire, Baltic Trading will own 15 drybulk vessels, consisting of four Capesize, four Ultramax, four Supramax and five Handysize vessels with a total carrying capacity of approximately 991,000 dwt.

“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are often, but not always, made through the use of words or phrases such as “may”, “believe”, “anticipate”, “could”, “should”, “intend”, “plan”, “will”, “expect(s)”, “estimate(s)”, “projects”, “forecast(s)”, “positioned”, “strategy”, “outlook” and other similar words and terms in connection with a discussion of potential future events, circumstances or future operating or financial performance. These forward-looking statements are based on management’s current expectations and observations, as well as assumptions made by and information currently available to management. Included among the factors that, in the view of Genco and Baltic Trading (collectively, the “Companies”), could cause actual results to differ materially from the forward-looking statements contained in this press release are the following: (i) declines in demand or rates in the drybulk shipping industry; (ii) prolonged weakness in drybulk shipping rates; (iii) changes in the supply of or demand for drybulk products, generally or in particular regions; (iv) changes in the supply of drybulk carriers including newbuilding of vessels or lower than anticipated scrapping of older vessels; (v) changes in rules and regulations applicable to the cargo industry, including, without limitation, legislation adopted by international organizations or by individual countries and actions taken by regulatory authorities; (vi) increases in costs and expenses including but not limited to: crew wages, insurance, provisions, lube oil, bunkers, repairs, maintenance and general, administrative and management fee expenses; (vii) whether the Companies’ insurance arrangements are adequate; (viii) changes in general domestic and international political conditions; (ix) acts of war, terrorism, or piracy; (x) changes in the condition of the Companies’ vessels or applicable maintenance or regulatory standards (which may affect, among other things, the Companies’ anticipated drydocking or maintenance and repair costs) and unanticipated drydock expenditures; (xi) the Companies’ acquisition or disposition of vessels; (xii) the amount of offhire time needed to complete repairs on vessels and the timing and amount of any reimbursement by the Companies’ insurance carriers for insurance claims, including off-hire days; (xiii) the completion of definitive documentation with respect to time charters; (xiv) charterers’ compliance with the terms of their charters in the current market environment; (xv) the fulfillment of the closing conditions under, or the execution of additional documentation for, Baltic Trading’s agreements to acquire vessels; (xvi) obtaining, completion of definitive documentation for, and funding of financing for Baltic Trading’s vessel acquisitions on acceptable terms; (xvii) the extent to which the Companies’ operating results continue to be affected by weakness in market conditions and charter rates; (xviii) the Companies’ ability to maintain contracts that are critical to their operation, to obtain and maintain acceptable terms with their vendors, customers and service providers and to retain key executives, managers and employees; (xix) the timing and realization of the recoveries of assets and the payments of claims and the amount of expenses required to recognize such recoveries and reconcile such claims; (xx) Genco’s ability to obtain sufficient and acceptable financing; and (xxi) factors listed in Genco’s registration statement on Form S-4 filed with the Securities and Exchange Commission on May 4, 2015, as the same may be amended; and (xxii) other factors listed from time to time in the Companies’ filings with the Securities and Exchange Commission, including, without limitation, each company’s Annual Report on Form 10-K for the year ended December 31, 2014 (as amended) and their respective reports on Form 10-Q and Form 8-K. These forward-looking statements represent the Companies’ views only as of the date they are made and should not be relied upon as representing their views as of any subsequent date. The Companies do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Important Information for Investors and Shareholders

In connection with the proposed transaction between Genco and Baltic Trading, Genco and Baltic Trading intend to file relevant materials with the SEC, including a Genco registration statement on Form S-4 originally filed on May 4, 2015 that includes a joint proxy statement of Genco and Baltic Trading that also constitutes a prospectus of Genco. The definitive joint proxy statement/prospectus will be delivered to shareholders of Genco and Baltic Trading. INVESTORS AND SECURITY HOLDERS OF GENCO AND BALTIC TRADING ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GENCO, BALTIC TRADING AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus (when available) and other documents filed with the SEC by Genco and Baltic Trading through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Genco (when available) will be available free of charge on Genco’s internet website at www.gencoshipping.com.  Copies of the documents filed with the SEC by Baltic Trading (when available) will be available free of charge on Baltic Trading’s internet website at www.baltictrading.com.

Participants in the Merger Solicitation

This communication is not a solicitation of a proxy from any investor or securityholder.  However, Baltic Trading, Genco, their respective directors and certain of their executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC.  In addition, Baltic Trading and Genco have retained D.F. King & Co., Inc. to solicit proxies in connection with the proposed transaction.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Baltic Trading and the Company shareholders in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, is set forth in the joint proxy statement/prospectus. Information about the directors and executive officers of Baltic Trading and of Genco is set forth in the joint proxy statement/prospectus and amendments to both companies’ Annual Report on Form 10-K for the year ended December 31, 2014 filed with the SEC on April 30, 2015.  These documents are available free of charge from the sources indicated above.

Non-Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contact

Andy Brimmer / Andrew Siegel / Aaron Palash

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449